SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/ME) 01.545.826/0001-07

Corporate Registry (NIRE) 35.300.147.952

Publicly-held Company

MINUTES OF THE ORDINARY SHAREHOLDER’ MEETING

HELD ON APRIL 30, 2019

1.    Date, time and place: On April 30, 2019, at 10:00 am, at the registered office of GAFISA S.A. (“Company”), in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8.501, 19th floor.

2.    Call: Call notice published in (i) “O Estado de São Paulo” on March 29, 2019, page B7, of the Economics Section, on March, 30, 2019, page B6 of the Economics Section and on April 2, 2019, page B12 of the Economics Section, and (ii) “Diário Oficial do Estado de São Paulo” on March 29, 2019, page 522 of the Business Section, on March 30, 2019, page 342 of the Business Section and on April 2, 2019, page 97 of the Business Section.

3.    Attendance: Shareholders representing more than 38% of the voting capital stock of the Company, already considering all the remote voting form sent directly to the Company or through the systems of B3 - Brasil, Bolsa, Balcão (“B3”) and bookkeeping agent. Attending, also, for the purposes of the provisions of art. 134, paragraph 1st of Law 6,404/76, Mr. Roberto Luz Portella, Messrs. Olavo Fortes Campos Rodrigues Júnior and Marcelo Martins Louro, members of the Company’s Fiscal Council and Mr. Ricardo Vieira Rocha, representative of the Company’s independent auditor, BDO RCS Brasil. Mr. Leo Julian Simpson due to their absence appointed Mr. Roberto Luz Portella to take the Chair, who invited Mr. André de Almeida Rodrigues to act as Secretary.

4.    Presiding Board: Mr. Roberto Luz Portella, Chairman of the Meeting; and Mr. André de Almeida Rodrigues, Secretary.

5.    Agenda: (i) To receive the management accounts, examine, discuss and vote the financial statements regarding the fiscal year ended on December 31, 2018; and (ii) To fix the global monthly compensation to be paid to Company’s administrators in fiscal year 2019.

6.    Resolutions: the following resolution were adopted with the abstention and contrary votes recorded in each case, and these minutes were authorized to be drawn up in summary form and their publication with the omission of the signatures of the shareholders, as provided for in art. 130, §§ 1 and 2 of Law 6,404 / 76:

(a)           To receive the management accounts, examine, discuss and vote the financial statements regarding the fiscal year ended on December 31, 2018: Approve, by majority vote, having been counted 11,169,280 votes in favor, 10,870 votes against and 266,286 abstention, after receiving the request for clarification and protest of shareholders indicated in respective request, after analysis and discussion, the Company’s Management accounts and the Financial Statements for the fiscal year ended December 31, 2018, which accompanied by the Notes to the Financial Statements and the Independent Auditor’s Report were fully published on March 29, in the newspaper “Diário Oficial do Estado de São Paulo”, pages 2 to 11 of the business section, and in newspaper “O Estado de São Paulo”, pages B7 to B16 of the economy section.

It is hereby declared that no dividends will be distributed since the Company recorded losses in the fiscal year ended December 31, 2018.

(b)          To fix the global monthly compensation to be paid to Company’s administrators in fiscal year 2019: Approve, by majority vote, computing 9,808,466 votes in favor, 1,484,842 votes against and 153,128 abstentions, the Management Proposal and set the limit of up to R$ 7,782,408.00, the overall amount to be distributed amongst the Company’s Management from January to December 2019.

7.    Closing: There being no further matters to be discussed, the meeting was closed and these minutes were drawn up in summary form, which, after being read and found to be in order, was signed by those present at the close of the Meeting. São Paulo, April 30, 2019. Presiding Board: Roberto Luz Portella, President and André de Almeida Rodrigues, Secretary. Attending Shareholders: As per attendance list attached to these minutes.

São Paulo, April 30, 2019.

Presiding Board:

Roberto Luz Portella Chairman	André de Almeida Rodrigues Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 30, 2019

Gafisa S.A.

By:	/s/ Roberto Portella
Name: Roberto Portella Title: Chief Executive Officer